SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULE 13d-1(a) AND AMENDMENTS FILED PURSUANT TO
                                  RULE 13d-2(a)


                                WORLD GAMING PLC
 ------------------------------------------------------------------------------
                                (Name of issuer)


                  ORDINARY SHARES, PAR VALUE (POUND) .002 EACH
 ------------------------------------------------------------------------------
                         (Title of class of securities)


                                   98147M109*
 ------------------------------------------------------------------------------
                                 (CUSIP number)


                              GOODISON PARK LIMITED
                                SEA MEADOWS HOUSE
                               BLACKBURNE HIGHWAY
                                  P.O. BOX 116
                                    TOWN ROAD
                         TORTOLA, BRITISH VIRGIN ISLANDS
                          TELEPHONE: 00 44 207 251 7260
            ATTENTION: INSINGER CORPORATE SERVICES (NICHOLA DUNKLEY)
 ------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  APRIL 4, 2003
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         *The CUSIP number provided is assigned to the American Depositary Shares representing the ordinary shares of the Issuer. The ordinary shares of the Issuer do not have a CUSIP number. The positions reported herein are held both in ordinary share form and in American Depositary Share form.

                         (Continued on following pages)

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO. 68400Y108                                            PAGE 2 OF 6 PAGES

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              GOODISON PARK LIMITED
  ----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                      (b)  [X]
  ----------------------------------------------------------------------------
   3     SEC USE ONLY

  ----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

              OO
  ----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]
  ----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         ENGLAND AND WALES    7    SOLE VOTING POWER                         0
            NUMBER OF         ------------------------------------------------
              SHARES          8    SHARED VOTING POWER              19,006,204
           BENEFICIALLY       ------------------------------------------------
             OWNED BY         9    SOLE DISPOSITIVE POWER                    0
               EACH           ------------------------------------------------
            REPORTING         10   SHARED DISPOSITIVE POWER         19,006,204
           PERSON WITH
  ----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              19,006,204
  ----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]
  ----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.67%
  ----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

              CO
  ----------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the ordinary shares, par value (pound) .002 each (some of which shares are represented by American Depositary Shares in the form of American Depository Receipts), of World Gaming plc, a public limited company organized under the laws of England and Wales (the "Issuer").

         The principal executive offices of the Issuer are located at Station House, Station Road, Barnes Common, London, SW13 OHT, England.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Goodison Park Limited, a British Virgin Islands corporation (the "Reporting Person").

         (b) The address of the Reporting Person is Sea Meadows House, Blackburne Highway, P.O. Box 116, Town Road, Tortola, British Virgin Islands.

         (c) The Reporting Person is a corporation whose principal business is investment.

         (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is organized under the laws of British Virgin Islands.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Stock Acquisition Agreement, between the Reporting Person and the Issuer, dated April 4, 2003 (the "Stock Acquisition Agreement"), the Reporting Person purchased 5,000,000 ordinary shares directly from the Issuer for an aggregate purchase price of $600,000 (or $0.12 per share) and has loaned the Issuer an additional $900,000 in consideration for a two year, non-interest bearing unsecured convertible note of the Issuer. The unpaid principal on the note may be converted into, at any time, up to 7,500,000 ordinary shares (or a rate of $0.12 per share). The source of funds to effect the foregoing purchase and loan was the working capital of the Reporting Person. A copy of the Stock Acquisition Agreement is attached herewith as an exhibit.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         Other than as described in the next paragraph, the Reporting Person is not aware of any plans or proposals which relate to would result in any of the actions provided in Item 4(a)-(j) of the form of Schedule 13D.

                                Page 3 of 6 Pages

         The Reporting Person may be deemed to have acquired the ordinary shares of the Issuer with the intention of causing a change in the Issuer's then current board of directors and management.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 ("Exchange Act"), the Reporting Person declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of such securities, except with respect to 12,500,000 shares as described below.

         The following persons, along with the Reporting Person, may be deemed a "group" as that term is used in Section 13(d)(3) of the Exchange Act:
Sportingbet Plc, a public limited company organized under the laws of England and Wales ("Sportingbet"); and Cribbage Limited, a Gibralter corporation ("Cribbage"). Of the foregoing persons, the ordinary shares of the Issuer covered by this report (or American Depositary Shares representing such ordinary shares) are registered in the names of the foregoing as follows:

Cribbage Limited               6,506,204(1)           American Depositary Shares
Goodison Park Limited         12,500,000              Ordinary Shares
Sportingbet Plc                        0(2)
                              ----------
         Total                19,006,204(1)

                  (1) For an aggregate purchase price of $1,036,927.67 (or an average rate of $0.16 per share), Cribbage acquired such shares pursuant to a Share Rights Purchase Agreement dated February 27, 2003, among Cribbage and the law firms of Milberg Weiss Bershad Hynes & Lerach LLP and Bernstein Litowitz Berger & Grossmann LLP, acting on behalf of the plaintiffs and settlement class in the action entitled In re Starnet Communications International, Inc. Securities Litigation, Case No. 99-681 (SLR), United States District Court for the District of Delaware. The source of funds to effect the foregoing purchase was the working capital of Cribbage. The address of Cribbage is Suite 1, International House, Bell Lane, P.O. Box 181, Gibraltar.

                  (2) The address of Sportingbet is 6th Floor Transworld House, 82-100 City Road, London, EC1 2BJ.

         Based on the above, the Reporting Person may be deemed to beneficially own 19,006,204 ordinary shares (or American Depositary Shares representing ordinary shares) of the Issuer. Such shares constitute 35.67% of the outstanding ordinary shares of the Issuer, based on a total of 53,281,417 ordinary shares outstanding as of June 26, 2003. Such 53,281,417 share amount was calculated based upon the 45,781,417 ordinary shares represented as outstanding by the Issuer as of such date, plus the 7,500,000 shares that the Reporting Person may acquire upon the conversion of the convertible note as described above.

                                Page 4 of 6 Pages

         Each entity named in the above table has the sole power to vote and dispose of the shares set forth opposite its name (assuming, with respect to the Reporting Person, conversion of the full $900,000 principal amount of the convertible note issued to the Reporting Person) and Sportingbet has the power to direct the voting and disposition of all such shares (assuming conversion of the full $900,000 principal amount of the convertible note issued to the Reporting Person).

         (c) Except with respect to the acquisition of the shares of the Issuer described in (a) and (b) of this Item 5, the Reporting Person and other persons named in (a) and (b) above have not effected any transactions in the ordinary shares or American Depositary Shares representing ordinary shares during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described above and in the next paragraph, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Cribbage and the Reporting Person are each wholly-owned subsidiaries of Sportingbet.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1         Stock Acquisition Agreement

         Exhibit 2         Unsecured Convertible Loan Note


                                Page 5 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 30, 2003


                                        GOODISON PARK LIMITED


                                        By:      /s/ M. R. Blandford
                                                 -------------------
                                        Name:    Mark Blandford
                                        Title:   Director



                                Page 6 of 6 Pages

                                                                       EXHIBIT 1

                       STOCK ACQUISITION AGREEMENT BETWEEN
                   GOODISON PARK LIMITED AND WORLD GAMING PLC


         THIS STOCK ACQUISITION AGREEMENT ("Agreement") is made and entered into this 4th day of April 2003, between Goodison Park Limited ("Purchaser"), whose address is Sea Meadow House, Blackburne Highway, P.O. Box 116, Town Road, Tortola, British Virgin Islands and World Gaming Plc whose registered office is at 47 Castle Street, Reading RG1 7SR, England ("Seller" or "World Gaming").

                                    RECITALS

         WHEREAS: Seller is a United Kingdom Public Limited Company whose primary business in the licensing of its Internet gaming software.

         WHEREAS: Seller currently has issued and outstanding 40,781,419 ordinary shares.

         WHEREAS: Seller desires to allot and issue ordinary shares to raise additional capital for Seller.

         WHEREAS: Purchaser wishes to invest in Seller by subscribing for ordinary shares in Seller's share capital.

                                    AGREEMENT

         In consideration of the matters described above, and of the mutual benefits and obligations set forth in this Agreement, the parties agree as follows:

                                  SECTION ONE:
                                 ISSUE OF SHARES

         Forthwith upon execution and closing of this Agreement, Seller shall allot and issue to Purchaser, Five Million (5,000,000) ordinary shares of (pound)0.002 each in the capital of World Gaming having the rights set out in the Articles of Association of World Gaming adopted on 20 June 2002 ("New Shares") and enter Purchaser's name in the register of members of World Gaming. Purchaser shall subscribe for such shares and agrees to pay in consideration Twelve United States Cents (US $0.12) per share giving a total subscription price of Six Hundred Thousand (US $600,000.00) United States Dollars upon execution and closing of this Agreement, said closing to be held on 4th day of April, 2003 (the "effective date").


                                  SECTION TWO:
                  REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

         Seller represents and warrants as follows:

A. World Gaming is a duly incorporated, validly existing corporation and in good standing under the laws of the United Kingdom.

B. The authorized and issued share capital of World Gaming is 40,781,419 ordinary shares of (pound)0.002 each held as to 40,781,417 ordinary shares by Continental Stock Transfer and Trust Company ("Continental") and as to 2 ordinary shares by Continental and Steve Nelson. All issued shares are fully paid and nonassessable.

C. There are warrants, option rights, and debentures currently outstanding all as referred to in the consolidated financial statements of World Gaming for the period from 1st May 2001 to 31st December 2001 issued by the corporation in connection with the registration of the shares of stock of the corporation.

D. World Gaming will properly and validly allot and issue the New Shares free and clear of any liens, encumbrances, and charges, and World Gaming has full power to allot and issue to Purchaser, such New Shares.

E. The allotment and issue of the New Shares, pursuant to this Agreement, is an isolated transaction by World Gaming, which has no obligation and currently does not intend to make any other sales, allotments or issues other than pursuant to the World Gaming 2001 Shares Option Plan.

F. Copies of the latest financial statements concerning the business and financial affairs of World Gaming have been furnished to Purchaser. World Gaming has delivered copies of financial statements for World Gaming and its Subsidiaries, attached hereto as Exhibit "2," and incorporated herein by reference as if fully restated herein, said financial statements being composed of the Management Accounts as at 28th February 2003.

G. Since January 1, 2003, and up to the time of execution of this agreement, there has not been:

         1. Any change in the financial condition, assets, liabilities, and business of the corporation other than changes in the ordinary course of business.

         2. Any damage, destruction, or loss, whether or not covered by insurance, materially and adversely affecting any of the properties, assets or business of World Gaming.

H. Save that certain case captioned In re: Starnet Communications International, Inc. Securities Litigation, currently pending before the United States District Court For The District Of Delaware, Case Number: 99-681, there is no litigation or proceeding pending, or, to Seller's knowledge, threatened against or relating to World Gaming or to any of its properties or business; nor does Seller know, or have reasonable grounds to believe, that there is any basis for any such action or for any governmental investigation relative to World Gaming or any of its assets or activities.

I. Since 1st April 2002 World Gaming has not entered into any contract nor created any obligation on behalf of World Gaming except in the regular course of business.

J. World Gaming owns all the outstanding stock of those companies listed upon that certain document titled "Organizational Structure," hereinafter the "Subsidiaries," provided by World Gaming to Purchaser, and a true and accurate copy of this document is attached hereto as

Exhibit "3," and incorporated herein by reference as if fully restated herein. The Subsidiaries are corporations duly organized and validly existing in good standing under the laws of Canada, Delaware, Antigua and Barbuda, Australia and the United Kingdom, and are duly authorized, qualified and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to carry on its business in the places and in the manner now conducted. There exist no options, warrants, calls, or commitments of any kind obligating any Subsidiary to issue any of its authorized but unissued stock.

K. World Gaming and World Gaming's Subsidiaries filed all requisite tax returns due for all fiscal periods ended on or before 31st December 2001. There are no claims against World Gaming and any of the Subsidiaries for taxes for any period or period prior to the date of this Agreement.

L. No governmental agency or body shall have taken any other action or made any request of Word Gaming as a result of which the management of World Gaming deems it inadvisable to proceed with the transactions hereunder.

M. No material adverse change in the results of operations, financial condition or business of World Gaming and its Subsidiaries shall have occurred, and World Gaming and its Subsidiaries shall not have suffered any material loss or damage to any of its properties or assets, whether or not covered by insurance, since World Gaming's balance sheet date, which change, loss or damage materially affects or impairs the ability of World Gaming and its Subsidiaries to conduct its business.

N. The representations and warranties of World Gaming contained in this Agreement shall be accurate as of the effective date as though such representations and warranties had been made at and as of that time; all of the terms, covenants and conditions of this agreement to be complied with and performed by World Gaming on or before the effective date shall have been duly complied with and performed; and a certificate to the foregoing effect dated the effective date and signed by a party authorized by the board of directors of World Gaming shall have been delivered to the Purchaser.

O. All actions, proceedings, instruments and documents required to carry out this Agreement or incidental hereto and all other related legal matters have been taken or entered into, as the case may be.

P. World Gaming shall provide Purchaser with an original of the duly enacted resolutions of World Gaming's board of directors ("Board") authorizing the execution and delivery of this Agreement by World Gaming, and certified by the secretary of World Gaming to have been adopted by the Board and to be in full force and effect as of the effective date.

Q. World Gaming (subject to any resolution of its members to the contrary) shall procure and the Board shall (subject to at all times being able to exercise their fiduciary duties) procure that they will not (without the consent of the Purchaser) resolve or seek the approval of the shareholders of World Gaming to resolve that World Gaming or any of its subsidiaries shall carry out or take any action which would result in World Gaming or any of its subsidiaries carrying out any of the following matters relating to World Gaming or any of its subsidiaries:

         1. any change to World Gaming's Memorandum and Articles of Association other than as contemplated by this Agreement;

         2. the presentation of any petition for winding-up or petition for an administration order;

         3. any change in the share capital or the creation, allotment or issue of any shares or of any other security or the grant of any option or rights to subscribe for or to convert any instrument into such shares or securities other than as contemplated by this Agreement and other than any shares issued pursuant to the normal operation of World Gaming's 2001 Share Option Plan but excluding all executive arrangements;

         4. any reduction of the share capital or variation of the rights attaching to any class of shares or any redemption, purchase or to her acquisition of any shares or other securities;

         5. the adoption after the date hereof of any bonus or profit-sharing scheme, any share option or share incentive scheme or employee share trust or share ownership plan or retirement benefit scheme;

         6. capital expenditure of greater than US$200,000;

         7. the entry into of any contract or commitment under which World Gaming may incur costs of US$200,000 or more or which may not be fulfilled or completed within one year or with a director or connected person of a director;

         8. the borrowing of amounts (or indebtedness in the nature of borrowings) other than in the ordinary course of trading or the creation of any charge or other security over any of its assets or property;

         9. the giving of any guarantee or indemnity; and

         10. the commencement or settlement of any litigation, arbitration or other proceedings which are material in the context of its business.

R. World Gaming undertakes to apply the moneys subscribed by Purchaser under this Agreement for working capital purposes in the furtherance of the World Gaming's business.

S. World Gaming undertakes to procure that at its Annual General Meeting for 2003, a resolution be proposed to its members, in such form as Purchaser shall approve, which if passed would enable the directors to issue shares non-preemptively only in respect of sufficient number of shares to meet the exercise of existing share options.

T. World Gaming, prior to any obligation of Purchaser to transfer the funds to pay for the New Shares, undertakes to procure that the resolutions set out in
Schedule 1 are validly passed by the Board and to provide Purchaser with an original of the duly enacted resolutions of the Board certified by the secretary of World Gaming to have been adopted by the Board and to be in full force and effect as of the effective date.

U. Nicholas Jackson and Clare Kamau Roberts each covenant that they shall (subject to acting within their fiduciary duties as directors of World Gaming) carry out all such acts, vote in favor of all such resolutions and execute all such documents as may be necessary (provided they are legally able to do so) to procure the compliance by World Gaming and its Board of their obligations under this Agreement.


                                 SECTION THREE:
                                    DIRECTORS

         Purchaser shall have the right by written notice to Seller to require Seller to appoint and maintain in office one director of Seller's board of directors (and as member of each and any committee of such board) ("Investor Director") and to remove any director so appointed and, upon his removal whether by Purchaser or otherwise, to appoint another director in his place and appoint a representative to attend as an observer at each and any meeting of the Board (and each and any committee of the Board). Seller undertakes to procure that the Investor Director is given at least three business days written notice of any meeting of the Board or a committee of the Board (or in exceptional circumstances such notice as is reasonable in such circumstances) which notice shall be faxed to the Investor Director at such number as he shall specify for the purpose.

         Purchaser hereby requires Seller to appoint Mr. A.V. Collins as the first Investor Director.


                                  SECTION FOUR:
                         DELIVERY IN ESCROW AND CLOSING

A. Subject to the terms and conditions hereinafter set forth, at the closing of the transaction contemplated hereby, the Seller shall allot and issue to the Purchaser the New Shares, and the Purchaser shall subscribe for the New Shares from the Seller in consideration of the subscription price set forth in this Agreement. The closing of the transactions contemplated by this Agreement ("Closing"), shall be held at the offices of Pitmans, 47 Castle Street, Reading RG1 7SR, England on 4 April 2003, at 10:00 a.m., or such other place, date and time as the parties hereto may otherwise agree.

B. On the payment of the Six Hundred Thousand (US$600,000) United States Dollars subscription price by banker's draft delivered to World Gaming's offices at KFH Building, Liat Road, St. John's, Antigua, West Indies or such other location as the parties may agree (which amount shall be held by World Gaming to Purchaser's order pending Closing), at Closing, Seller shall procure that Purchaser's name is entered in the register of members of Seller and shall deliver to Purchaser:

         1. a duly certified extract of Seller's register of members registering Purchaser as the holder of the New Shares;

         2. a duly certified copy of the resolutions of the Board as set out in
Schedule 1;

         3. a guarantee in a form satisfactory to Purchaser duly executed by Mr. Nicholas Jackson; and

         4. a duly executed share certificate representing the New Shares.


                                  SECTION FIVE:
                                    BROKERAGE

         Seller represents that there are no brokerage or other commissions due relative to the allotment and issue of the New Shares by Seller.


                                  SECTION SIX:
                                  MODIFICATION

         This agreement may not be modified or terminated except by an agreement in writing executed by both parties.


                                 SECTION SEVEN:
                                  ATTORNEY FEES

         If any action is filed in relation to this Agreement, the prevailing party in the action or any related settlement shall be entitled to recover from the other party reasonable attorney fees and costs of suit, in addition to all other recovery and relief.


                                 SECTION EIGHT:
                             ADDITIONAL INSTRUMENTS

         The parties hereto shall deliver or cause to be delivered on the effective date, and at such other times and places as shall be reasonably agreed on, such additional instruments as any party may reasonably request for the purpose of carrying out this agreement. Purchaser and Seller will cooperate and use their best efforts to have the present officers, directors and employees of Purchaser and Seller cooperate on and after the effective date in furnishing information, evidence, testimony and other assistance in connection with any actions, proceedings, arrangements or disputes of any nature with respect to matters pertaining to all periods prior to the effective date.


                                  SECTION NINE:
                                  SURVIVORSHIP

         All warranties, covenants, representations and guarantees shall survive the closing and execution of the documents contemplated by this agreement. The parties hereto in executing, and in carrying out the provisions of, this agreement are relying solely on the representations, warranties and agreements contained in this agreement or in any writing delivered pursuant to provisions of this agreement or at the closing of the transaction herein provided for and not upon any representation, warranty, agreement, promise or information, written or oral, made by any person other than as specifically set forth herein or therein.

                                  SECTION TEN:
                                     GENDER

         Wherever in this Agreement, words, including pronouns, are used in the masculine, they shall be read and construed in the feminine or neuter whenever they would so apply, and wherever in this Agreement, words, including pronouns, are used in the singular or plural, they shall be read and construed in the plural or singular, respectively, wherever they would so apply.


                                 SECTION ELEVEN:
                           BINDING EFFECT OF AGREEMENT

         It is further agreed by the undersigned parties, companies, entities, and individuals that the duties, rights, obligations under this Agreement are legally binding upon the named principals, corporations, entities and consultants.


                                 SECTION TWELVE:
                                ENTIRE AGREEMENT

         This Agreement constitutes the entire agreement between the parties, and there are no verbal understandings or other agreements of any nature with respect to the subject matter of this Agreement except those contained herein.


                                SECTION THIRTEEN:
                                     NOTICES

         Any notice required to be given shall be in writing and effective when delivered by messenger or dispatched by registered mail, or facsimile to the respective party at the address specified below:

    FOR World Gaming: Person And Address

                      Telephone:                001 268 480 1650
                      Facsimile:                001 268 480 1656
                      E-mail:                   nicholas.jackson@worldgaming.com
                      Cell Phone:               001 268 773 1389

    FOR PURCHASER:    Neil H. Sanders II, Esquire
                      228 First Avenue
                      Gallipolis, Ohio  45631
                      Telephone:                001 (805) 453 2037
                      Facsimile:                001 (805) 456 2125
                      E-mail:                   nsanders@eurekanet.com

                                SECTION FOURTEEN:
                                  GOVERNING LAW

         This Agreement shall be governed by, and construed in accordance with, the laws of England and Wales of the United Kingdom. For purposes of any action or proceeding involving any matter arising out of or relating to this Agreement, each party hereby expressly consents and submits to the non-exclusive jurisdiction of all courts located in England and Wales of the United Kingdom.


                                SECTION FIFTEEN:
                          EFFECT OF PARTIAL INVALIDITY

         The invalidity of any portion of this Agreement will not and shall not be deemed to affect the validity of any other provision of this Agreement. In the event that any provision of this Agreement is held to be invalid, the parties hereto agree that the remaining provisions shall be deemed to be in full force and effect, as if they had been executed by all parties subsequent to, after, the expungement, removal, of the invalid provision.


                                SECTION SIXTEEN:
                               PARAGRAPH HEADINGS

         The titles to the paragraphs of this Agreement are solely for the convenience of the parties and shall not be used to explain, modify, simplify, or aid in the interpretation of the provisions of this Agreement.


                               SECTION SEVENTEEN:
                              ASSIGNMENT OF RIGHTS

         The rights of each party under this Agreement are personal or corporate rights and may not be assigned or transferred to any other person, firm, corporation, or entity without the prior, expressed, and written consent of all the parties to this Agreement.


                                SECTION EIGHTEEN:
                          COUNTERPARTS/FACSIMILE COPIES

         This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by signing any such counterpart. A signed facsimile copy of this Agreement shall be binding upon the parties as though it was an original.


                                SECTION NINETEEN:
                                     WAIVER

         The failure of either party to enforce any term of this Agreement will not operate as a waiver of the party's rights to enforce that or any term of this Agreement at other times or in other circumstances.

                                 SECTION TWENTY:
                                    REMEDIES

         Without prejudice to any other rights or remedies which a party may have, the parties acknowledge and agree that damages would not be an adequate remedy for any breach of the undertakings contained in this Agreement and the remedies of injunction, specific performance and other equitable relief are appropriate for any threatened or actual breach of any undertaking and no proof of special damages shall be necessary for the enforcement of the rights under any undertaking contained in this Agreement.

         IN WITNESS WHEREOF, as evidenced by their signatures below, the corporations hereto have agreed and accepted to be bound by this STOCK ACQUISITION AGREEMENT BETWEEN GOODISON PARK LIMITED AND WORLD GAMING PLC on this the 4th day of April 2003.


AGREED AND ACCEPTED BY:                                DATE:



____________________________
BY:  A. V. Collins, Director
Goodison Park Limited




____________________________
BY:  Nicholas Jackson,
Chief Executive Officer,
World Gaming Plc




SIGNED by Nicholas Jackson in the presence of:




SIGNED by Clare Kamau Roberts in the presence of:

                                   SCHEDULE 1

                                WORLD GAMING PLC

Minutes of a meeting of the Board of Directors held by telephone on 4th April 2003 at 47 Castle Street, Reading RG1 7SR, at p.m.

The Board considered the working capital requirements of the World Gaming Group. It was noted that the Group had an urgent cash requirement to meet its debts and in particular the debt due from Starnet Communications International to Cable & Wireless which was outstanding and which is not paid forthwith would materially adversely affect the Group business.

The Board noted that unsuccessful attempt had been made since January 2003 to obtain bank borrowings.

IT IS RESOLVED THAT:

         1. The terms of an agreement proposed to be entered into between the Company and Goodison Park Limited ("GPL"), in the form signed by Nicholas Jackson (the "Agreement") and a convertible loan note proposed to be issued by the Company to GPL, in the form signed by Nicholas Jackson (the "Convertible Loan Note"), be and are hereby approved on behalf of the Company and the execution and delivery by any Director on behalf of the Company of each of the Agreement and the Convertible Loan Note is hereby authorized, approved and confirmed.

         2. The Company hereby allots to GPL, a company incorporated in the British Virgin Islands, 5,000,000 ordinary shares of (pound)0.002 each in the capital of the Company ("shares") at a subscription price of US $0.12 per share, for a total subscription price of US$600,000, in accordance with the Agreement.

         3. The Secretary, a Director or Continental Trust Limited on behalf of the Company be and are hereby instructed upon completion of the Agreement to enter the name of GPL in the Company's Register of Members and to issue to GPL a share certificate in respect thereof, and if requested by GPL, a certified copy of the Register of Members, in accordance with the Agreement, in respect of 5,000,000 shares, such shares being fully transferable unrestricted shares with full voting and other rights attaching to the Company's share capital in accordance with its Articles of Association (which, for the avoidance of doubt, shall not be issued as American Depository Shares).

         4. Mr. A.V. Collins be and is hereby appointed upon closing of the Agreement as an additional Director of the Company.

         5. At the Company's Annual General Meeting for 2003, a resolution be proposed to members, in such form as GPL shall approve, which if passed shall have the effect of enabling the Directors to issue shares non-pre-emptively only in respect of sufficient number of names to meet the exercise of existing share options.

         6. The Board resolved to remove Simon Coulther's as secretary and appoint World Gaming secretary in his place.

SIGNED by all Directors of the Company



__________________
Clare Roberts
dated



__________________
Nicholas Jackson
dated

                                                                       EXHIBIT 2

                    UNSECURED CONVERTIBLE LOAN NOTE DUE 2005


THIS CONVERTIBLE LOAN NOTE is issued by World Gaming Plc (whose registered office is at 47 Castle Street, Reading, RG1 7SR (the "Company")) to Goodison Park Limited (whose office is at Sea Meadow House, Blackburne Highway, P.O. Box 116, Town Road, Tortola, British Virgin Islands) in respect of a loan of principal amount of US$900,000 (receipt of which the Company hereby acknowledges) provided on and subject to the Conditions set out below.

                                 The Conditions

1        Repayment

         Unless previously repaid or redeemed the principal amount of the Note shall be repaid to the Noteholder in full at par on the date being two years from the issue date of the Note or if such date is not a Business Day, the Business Day next following.

2        Events on which Notes become immediately repayable

         The Noteholder shall be entitled to require the Note to be repaid immediately at par in each of the following events:

         the making of an order by a competent court or the passing of an effective resolution for the winding-up or dissolution of the Company or any subsidiary (other than for the purposes of a reconstruction, amalgamation, merger or members' voluntary winding-up on terms previously approved by the Noteholder); or

         the taking of possession by an encumbrancer of, or the appointment or application for the appointment of a trustee, administrator or administrative receiver or manager or a similar officer over, or an administration order being made or applied for in respect of, any part or the whole of the undertaking or property of the Company or any subsidiary; or

2.3      the Company fails to comply with any other terms of these Conditions;
         or

2.4 if the Company or any subsidiary ceases or threatens to cease to carry on its business or a substantial part of its business; or

         if the Company or any subsidiary (except at arm's length in the ordinary course of its business and for full consideration) sells, transfers, leases or otherwise disposes of all or a substantial part of its business or assets whether by one or a series of transactions related or not; or

         if the Company or any subsidiary initiates or consents to proceedings relating to itself under any applicable bankruptcy, insolvency, composition or other similar laws or makes a conveyance or assignment for the benefit of, or enters into any composition with, its creditors generally; or

2.7      if the Company or any subsidiary is subject to any change of control.

         The Company shall give the Noteholder notice of the happening of any of the foregoing events promptly after becoming aware of the same

3        Conversion

3.1      Conversion Period and Price

         The Noteholder shall have the right at any time in the period (the "Conversion Period") during which any amount under the Note remains outstanding (the "Conversion Right") to require the Company to redeem at its principal amount, the principal amount of all or part only of the Note (subject to a minimum nominal amount of US$50,000 or multiples thereof) on the Conversion Date therefor which shall take effect as an irrevocable direction to the Company promptly to apply the redemption monies for subscription on behalf of the Noteholder of Shares in the capital of the Company, which subscription shall be fully satisfied by the Company retaining and applying such redemption monies in the payment up of new Shares. Redemption moneys held by the Company pending application of the same shall be held by the Company as bare trustee for the Noteholder. The redemption of the vote and application of the redemption monies in respect thereof as provided in this Condition 3.1 is referred to as a "conversion" in these Conditions and "converted" shall be construed accordingly.

         The conversion prices is US$ 0.12 per Share (the "Conversion Price").

         Where a Conversion Right is exercised in respect of part only of the Note, the Note shall be amended to reflect the principal amount of the
         Note in respect of which the Conversion Right is not exercised.

         The number of Shares to be issued on exercise of a Conversion Right shall be determined by dividing the principal amount of the Note (or, in the case of conversion of part only of the Note, the principal amount thereof (being not less than US$100,000 or multiples thereof in principal amount)) being converted by the Conversion Price. Shares to be issued on conversion will be deemed to be registered as of the relevant Conversion Date in the name of the holder of the Note completing the Conversion Notice or his nominee.

 3.2     Procedure on Conversion

         A Conversion Right may be exercised by the Noteholder delivering at any time during the Conversion Period to the registered office of the Company a notice of conversion signed by the Noteholder stating the principal amount of the Note required to be converted (a "Conversion Notice").

         Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the United Kingdom at the time of such exercise.

         The conversion date in respect of a Note (the "Conversion Date") shall be the second Business Day following delivery of the relevant Conversion Notice in accordance with this Condition 3.2. A Conversion Notice once delivered shall be irrevocable.

3.3      Shares

         Shares allotted on conversion will be credited as fully paid and will rank pari passu in all respects with the fully paid Shares in issue on the Conversion Date, except that the Shares so allotted will not rank for any dividend or other distribution declared or paid or made by reference to any record date for the payment of a dividend or other distribution with respect to the Shares which is prior to such Conversion Date.

4        Payment

         Payment of the principal for the time being due and owing on the Note, or any part thereof, may be made by bankers draft or telegraphic transfer made payable to the Noteholder or to such person or persons as the Noteholder may in writing, received by the Company at least five Business Days prior to the date of such payment, have directed. Payments will be subject in all cases to any applicable fiscal and other laws and regulations.

5        Transfer of the Note

         The Noteholder may assign or transfer all its rights in respect of the Note by instrument in writing in the usual or common form upon and subject to the Conditions to any person whose name and address is notified by the Noteholder to the Company.

6        Dealings

         The Note shall not be capable of being dealt in on any stock exchange in the United Kingdom or elsewhere and no application has been or is intended to be made to any stock exchange for the Note to be listed or otherwise traded.

7        Notices

7.1 Any notice or other document may be given or sent to the Noteholder by sending it by post in a pre-paid envelope addressed to the Noteholder at its address stated above (or if it so chooses, at an address within the United Kingdom supplied by it to the Company for the giving of notice to it).

7.2 Any notice, demand or other document (including transfer of the Note) may be served on the Company either personally or by sending the same by post in a pre-paid envelope addressed to the Company at its registered office for the time being (marked for the attention of the Company Secretary) or to such other address in England as the Company may from time to time notify to Noteholder.

7.3 Any notice given or document sent by first class post shall be deemed to be served or received at the expiry of 24 hours (or, where second class post is employed, 48 hours) after the time when it is posted. In proving such service or receipt, it shall be sufficient to prove that the envelope containing the notice or document was properly addressed, stamped and posted.

8        Covenant by the Company

         The Company covenants with the Noteholder that it will not without the prior written consent of the Noteholder create, allot, issue or redeem any share or loan capital or grant or agree to grant any options for the issue of any share or loan capital (other than any shares issued pursuant to the normal operation of the rules of the Company's 2001 Share Option Scheme but excluding all executive arrangements) or effect any other change in the Company's share capital whether by sub-division, consolidation, bonus issue or otherwise.

9        Covenants by the Directors

         The Directors each covenant that they shall (subject to acting within their fiduciary duties) carry out all such acts, vote in favor of all such resolutions and execute all such documents as may be necessary (provided they are legally able to do so) to effect the allotment and issue of the Shares to the Noteholder promptly following the exercise of a Conversion Right and to procure that the Noteholder's name is entered into the register of members of the Company, and it is issued with a duly executed share certificate, in respect of such Shares.

10       General

         The Noteholder shall be recognised by the Company as entitled to the Note free from any equity, set-off or counterclaim on the part of the Company against the original or any intermediate holder of the Note.

11       Governing Law

         This Note shall be governed by and construed in accordance with English law. The Company and the Noteholder irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Note and irrevocably submit to the jurisdiction of such courts.

12       Definitions

         In this Note the following expressions shall where the context permits have the following meanings:

         "Business Day" means any day (excluding Saturdays and Sundays) on which banks in London are open for business;

         "Conditions" means these conditions upon which this Note is issued; "change of control" means any event or circumstance whereby a person (or persons acting in concert) acquires or agrees to acquire or acquires options over direct or indirect control (1) of the affairs of the Company or any subsidiary, or (2) over more than 50 per cent of the total voting rights conferred by all the issued shares in the capital of the Company or any subsidiary which are ordinarily exercisable in general meeting or (3) of the composition of the main board of directors of the Company or any subsidiary. For these purposes "persons acting in concert", in relation to the Company or any subsidiary, are persons which actively co-operate, pursuant to an agreement or understanding (whether formal or informal) with a view to obtaining or consolidating Control of the Company or any subsidiary;

         "Directors" means Nicholas Jackson and Clare Roberts each of KFH Building, Liat Road, St. John's, Antigua and "Director" means any one of them, as the case may be;

         "Note" means this Unsecured Convertible Loan Note due 2005;

         "Noteholder" means Goodison Park Limited whose office is at Sea Meadow House, Blackburne Highway, P.O. Box 116, Town Road, Tortola, British Virgin Islands, or the assignee in respect of the Note notified to the Company in accordance with these Conditions; and

         "Shares" means ordinary shares of 0.2 pence each in the capital of the Company or such other nominal amount following any consolidation, sub-division, repayment, reduction of capital or other event giving rise to an adjustment of the nominal amount of such ordinary shares hereafter.

IN WITNESS whereof this Note has been duly executed and delivered as a deed and issued on April 4, 2003.

SIGNED                                                     _____________________
as a DEED by World Gaming Plc                              Director
acting by Clare Roberts, a Director
and Nicholas Jackson, a Director                           _____________________
                                                           Director


SIGNED
as a DEED by

___________________________
Clare Roberts

in the presence of:

___________________________
[Signature of Witness]

Name
Address
Occupation


SIGNED
as a DEED by

___________________________
Nicholas Jackson

in the presence of:

___________________________
[Signature of Witness]

Name
Address
Occupation